SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8A

ADOPTION OF AND AMENDMENT TO NOTIFICATION OF

REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

Investment Company Act File No. 811-04556

The undersigned, a Delaware statutory trust, hereby notifies the U.S. Securities and Exchange Commission (the “Commission”) that the Trust hereby adopts the Notification of Registration of Transamerica IDEX Mutual Funds, a Massachusetts business trust, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name of Registrant:	Transamerica IDEX Mutual Funds

(a Delaware statutory trust, as successor to

Transamerica IDEX Mutual Funds, a Massachusetts business trust)

Address of Principal Business Office (No. & Street, City, State, Zip Code):

570 Carillon Parkway
St. Petersburg, FL 33716

Telephone Number (including area code):

(727) 299-1800

Name and address of agent for service of process:

John K. Carter, Esq.
570 Carillon Parkway
St. Petersburg, FL 33716

Check Appropriate Box:

Registrant is filing an Amendment to its Registration

Statement pursuant to Section 8(b) of the Investment

Company Act of 1940, as amended, concurrently with the

filing of Form N-8A:

Yes	☐	No	[Y] 1

Item 1.	Exact name of Registrant:
Transamerica IDEX Mutual Funds

Item 2.	State and Date of Organization:
Delaware, February 25, 2005

Item 3.	Form of Organization:
statutory trust

Item 4.	Classification of Registrant:
management company

Item 5(a).	Registrant is an open-end company.

Item 5(b).	Registrant is a diversified investment company.

Item 6.	Name and address of Investment Adviser of Registrant:

Transamerica Fund Advisors, Inc.,
a Florida profit corporation
570 Carillon Parkway
St. Petersburg, FL 33716

Item 7.	Trustees and Officers of the Registrant:

Brian C. Scott	Trustee, President & CEO
John K. Carter	Senior Vice President, General Counsel, Secretary & Chief Compliance Officer
Kim D. Day	Senior Vice President, Treasurer & Chief Financial Officer
Peter R. Brown	Chairman, Trustee
Thomas P. O’Neill	Trustee
Charles C. Harris	Trustee
Russell A. Kimball, Jr.	Trustee
William W. Short, Jr.	Trustee
Daniel Calabria	Trustee
Janice B. Case	Trustee
Jack E. Zimmerman	Trustee
Leo J. Hill	Trustee
John W. Waechter	Trustee

The address for each of the trustees and officers of the
Registrant:

570 Carillon Parkway
St. Petersburg, FL 33716

Item 8.	Not Applicable.

Item 9(a).	No.

Item 9(b).	Not Applicable.

Item 9(c).	Yes. The Registrant, Transamerica IDEX Mutual Funds, a Delaware

statutory trust, proposes to begin a public offering of its shares of beneficial interest commencing after the closing of the reorganization of

Transamerica IDEX Mutual Funds, a Massachusetts business trust

(which is currently a registered investment company engaged in a public offering of its shares) into the Registrant, which is scheduled to occur on March 1, 2005, before 9:00 a.m. In this reorganization, the Registrant will receive all of the assets and liabilities of Transamerica IDEX

Mutual Funds in exchange for shares of the Registrant.

Item 9(d).	No.

Item 9(e).	Not Applicable.

Item 10.	Current value of Registrant’s total assets:
None

Item 11.	No.

Item 12.	None.

Signatures

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this Adoption of and Amendment to Notification of Registration to be duly signed on its behalf in the City of St. Petersburg, and the State of Florida on the 25th day of February, 2005.

Transamerica IDEX Mutual Funds

By	/s/ John K. Carter

John K. Carter, Senior Vice President & Secretary

Attest:	Catherine J. Taulbee
Catherine J. Taulbee, Assistant Secretary

1

On February 25, 2005, Transamerica IDEX Mutual Funds (TA IDEX) filed Post Effective Amendment No. 67 to the registration statement on Form N-1A of TA IDEX in connection with the reorganization of Transamerica IDEX Mutual Funds, a Delaware statutory trust. By and in Post-Effective Amendment No. 67, which was filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), to become effective on March 1, 2005. Transamerica IDEX Mutual Funds, a Delaware statutory trust, as successor, adopted the registration statement on Form N-1A of TA IDEX as its own registration statement pursuant to Rule 414 under the 1933 Act.